EXHIBIT 99.5

KPMG LLP	Telephone	(403) 691-8000
Charter Accountants	Fax	(403) 691-8008
2700 205 — 5th Avenue SW	Internet	www.kpmg.ca
Calgary, AB T2P 4B9
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors of Agrium Inc.
We consent to the inclusion in this annual report on Form 40-F of:
•	our Report of Independent Registered Public Accounting Firm dated February 25, 2010 on the consolidated balance sheets of Agrium Inc. (the “Company”) as at December 31, 2009 and 2008, and the consolidated statements of operations, cash flows, and comprehensive income and shareholders’ equity for each of the years in the three-year period ended December 31, 2009
•	our Report of Independent Registered Public Accounting Firm dated February 25, 2010 on the effectiveness of internal control over financial reporting as of December 31, 2009
•	our Report of Independent Registered Public Accounting Firm dated February 25, 2010 on the supplemental information entitled “Reconciliation with United States Generally Accepted Accounting Principles for the years ended December 31, 2009, 2008 and 2007” of the Corporation
•	our Comments by Auditors for US Readers on Canada — U.S. Reporting Differences, dated February 25, 2010 each of which is  included in this annual report on Form 40-F of the Corporation for the fiscal year ended December 31, 2009.
We also consent to the incorporation by reference of such reports and comments in the Registration Statement No. 333-161829 on Form F-10/A and Registration Statements No. 333-11254, No. 333-114276, No. 333-132207, No. 333-143334, No. 333-149666 and No. 333-161620 on Form S-8 of Agrium Inc.
Signed “KPMG LLP”
Chartered Accountants
Calgary, Canada
March 8, 2010